GENERAL PLEDGE AGREEMENT

TO: WELLS FARGO BANK, NATIONAL ASSOCIATION

1.   GRANT OF SECURITY INTEREST. For valuable consideration as of December 7, 2012, the undersigned ZAGG INC, a Nevada corporation ("Debtor"), hereby assigns, transfers to and pledges to WELLS FARGO BANK, NATIONAL ASSOCIATION ("Bank"), and grants to Bank a security interest in the following described money and property at any time delivered to and deposited with Bank: (a) all shares of capital stock, membership interests, or other equity ownership interests set forth on Schedule 1 attached hereto and in the amounts described thereon, including any warrants, options or other rights entitling the holder thereof to purchase or acquire any such equity interest of each issuer identified on Schedule 1 (together with any successors thereto, whether by merger or otherwise, each an "Issuer" and, collectively, the "Issuers") issued in the name of Debtor, as further described on Schedule 1, and all other equity interests of such Issuers acquired or held by or issued or issuable to Debtor at any time including, without limitation, if the Issuer is a limited liability company, all of the economic interests, right to vote or otherwise control, as an equity holder, and all of Debtor's rights as a member of such Issuer; and (b) all equity interests owned by or to be owned by Debtor in its subsidiaries now existing, or hereafter formed; provided however, as indicated on Schedule 1 and in order to avoid any ambiguity, confusion, misunderstanding or dispute, Debtor shall pledge only sixty-five percent (65%) of the equity interests in any of its non-United States subsidiaries (collectively called "Collateral"), together with all stock rights, rights to subscribe, stock splits, liquidating dividends, cash dividends, dividends paid in stock, new securities, membership interests, other equity interests, or other property of any kind which Debtor is or may hereafter be entitled to receive on account of any securities pledged hereunder, including without limitation, stock or membership interests received by Debtor due to stock splits or membership interest splits, or dividends paid in stock or sums paid upon or in respect of any securities pledged hereunder upon the liquidation or dissolution of the issuer thereof (hereinafter called "Proceeds"), and in the event that Debtor receives any such Proceeds, Debtor will hold the same in trust on behalf of and for the benefit of Bank and will immediately deliver all such Proceeds to Bank in the exact form received, with the endorsement of Debtor if necessary and/or appropriate undated stock powers duly executed in blank, to be held by Bank as part of the Collateral, subject to all terms hereof.

2.   OBLIGATIONS SECURED. The obligations secured hereby are the payment and performance of: (a) all present and future Indebtedness (as defined below) of Debtor to Bank; (b) all obligations of Debtor and rights of Bank under this Agreement; and (c) all present and future obligations of Debtor to Bank of other kinds. The word "Indebtedness" is used herein in its most comprehensive sense and includes any and all advances, debts, obligations and liabilities of Debtor, or any of them, heretofore, now or hereafter made, incurred or created, whether voluntary or involuntary and however arising, whether due or not due, absolute or contingent, liquidated or unliquidated, determined or undetermined, including under any swap, derivative, foreign exchange, hedge, deposit, treasury management or other similar transaction or arrangement, and whether Debtor may be liable individually or jointly with others, or whether recovery upon such Indebtedness may be or hereafter becomes unenforceable.

3.   TERMINATION. This Agreement will terminate upon the performance of all obligations of Debtor to Bank, including without limitation, the payment of all Indebtedness of Debtor to Bank, and the termination of all commitments of Bank to extend credit to Debtor,

existing at the time Bank receives written notice from Debtor of the termination of this Agreement.

4. OBLIGATIONS OF BANK. Bank has no obligation to make any loans hereunder. Any money received by Bank in respect of the Collateral may be deposited, at Bank's option, into a non-interest bearing account over which Debtor shall have no control, and the same shall, for all purposes, be deemed Collateral hereunder. Bank's obligation with respect to Collateral and Proceeds in its possession shall be strictly limited to the duty to exercise reasonable care in the custody and preservation of such Collateral and Proceeds, and such duty shall not include any obligation to ascertain or to initiate any action with respect to or to inform Debtor of maturity dates, conversion, call or exchange rights, or offers to purchase the Collateral or Proceeds, or any similar matters, notwithstanding Bank's knowledge of the same. Bank shall have no duty to take any steps necessary to preserve the rights of Debtor against prior parties, or to initiate any action to protect against the possibility of a decline in the market value of the Collateral or Proceeds. Bank shall not be obligated to take any action with respect to the Collateral or Proceeds requested by Debtor unless such request is made in writing and Bank determines, in its sole discretion, that the requested action would not unreasonably jeopardize the value of the Collateral and Proceeds as security for the Indebtedness. Bank may at any time deliver the Collateral and Proceeds, or any part thereof, to any Debtor, and the receipt thereof by any Debtor shall be a complete and full acquittance for the Collateral and Proceeds so delivered, and Bank shall thereafter be discharged from any liability or responsibility therefor.

5. REPRESENTATIONS AND WARRANTIES. Debtor represents and warrants to Bank that: (a) Debtor's legal name, entity type, organizational identification number, chief executive office and principal place of business are as set forth on Schedule 2 attached hereto, and all of Debtor's organizational documents or agreements delivered to Bank are complete and accurate in every respect; (b) Debtor is in good standing under the laws of its state of organization, (c) Debtor is the owner and has possession or control of the Collateral and Proceeds; (d) Debtor has the exclusive right to pledge the Collateral and Proceeds; (e) all Collateral and Proceeds are genuine, free from liens, adverse claims, setoffs, default, prepayment, defenses and conditions precedent of any kind or character, except the lien created hereby or as otherwise agreed to by Bank, or as heretofore disclosed by Debtor to Bank, in writing; (f) all statements contained herein and, where applicable, in the Collateral, are true and complete in all material respects; (g) no financing statement covering any of the Collateral or Proceeds, and naming any secured party other than Bank, is on file in any public office; and (h) specifically with respect to Collateral and Proceeds consisting of investment securities, the same comply with applicable laws concerning form, content and manner of preparation and execution; provided, however, that with respect to HzO, Inc., a Delaware corporation ("HzO"), such representation is made to Debtor's knowledge (j) the Collateral is not subject to any stock, membership interest or other equity interest purchase agreement, voting trust or other agreement affecting, restricting, or limiting the sale, transfer, disposition or voting rights concerning said Collateral, except the agreements concerning shares of stock of HzO set forth on Schedule 3 hereto; and (k) the Collateral is duly authorized, validly issued, fully paid and nonassessable.

6. COVENANTS OF DEBTOR.

(a) Debtor agrees in general: (i) to pay Indebtedness secured hereby when due; (ii) to indemnify Bank against all losses, claims, demands, liabilities and expenses of every kind caused by property subject hereto; (iii) to permit Bank to exercise its powers hereunder; (iv) to execute and deliver such documents as Bank deems necessary to create, perfect and continue the security interests contemplated hereby; (v) not to change its name, its chief executive office, or the jurisdiction in which it is organized and/or registered without giving Bank prior written notice thereof; (vi) not to change the places where Debtor keeps any Collateral or Debtor's records concerning the Collateral and Proceeds without giving Bank prior written notice of the address to which Debtor is moving same; and (vii) to cooperate with Bank in perfecting all security interests granted herein and in obtaining such agreements from third parties as Bank deems necessary, proper or convenient in connection with the preservation, perfection or enforcement of any of its rights hereunder.

(b)   Debtor agrees with regard to the Collateral and Proceeds, unless Bank agrees otherwise in writing: (i) that Bank is authorized to file financing statements in the name of Debtor to perfect Bank's security interest in Collateral and Proceeds; (ii) not to permit any lien on the Collateral or Proceeds, except in favor of Bank; (iii) not to sell, hypothecate or otherwise dispose of, nor permit the transfer by operation of law of, any of the Collateral or Proceeds or any interest therein, nor withdraw any funds from any deposit account pledged to Bank hereunder; (iv) to keep, in accordance with generally accepted accounting principles, complete and accurate records regarding all Collateral and Proceeds, and to permit Bank to inspect the same and make copies thereof at any reasonable time upon prior notice; (v) if requested by Bank, to receive and use reasonable diligence to collect Proceeds, in trust and as the property of Bank, and to immediately endorse as appropriate and deliver such Proceeds to Bank daily in the exact form in which they are received together with a collection report in form satisfactory to Bank; (vi) in the event Bank elects to receive payments of Proceeds hereunder, to pay all expenses incurred by Bank in connection therewith, including expenses of accounting, correspondence, collection efforts, filing, recording, record keeping and expenses incidental thereto; (vii) to provide any service and do any other acts which may be necessary to keep all Collateral and Proceeds free and clear of all defenses, rights of offset and counterclaims; and (viii) if the Collateral or Proceeds consists of securities and so long as no Event of Default (as defined in Section 9 hereof) exists, to vote said securities and to give consents, waivers and ratifications with respect thereto, provided that no vote shall be cast or consent, waiver or ratification given or action taken which would impair Bank's interests in the Collateral and Proceeds or be inconsistent with or violate any provisions of this Agreement.

(c)   Debtor further agrees to deliver true and correct copies of any and all stock certificates, membership interest certificates, unit certificates or similar instruments evidencing the Collateral to Bank at the time of execution of this Agreement pursuant to Section 3.1(e) of the Credit Agreement, or, with respect to any additional Collateral obtained after the date hereof, within five (5) business days after the time as Debtor obtains ownership of such additional Collateral, and will deliver the original stock certificates evidencing the Collateral together with fully executed transfer powers to Bank within thirty (30) days after the date of this Agreement. Debtor will promptly deliver to Bank all written notices, dividends, stock certificates, membership interest certificates, and other documents constituting or relating to the Collateral, which are received in the future and will promptly give Bank written notice of any other notices which are received in the future by Debtor with respect to the Collateral. Debtor shall execute and deliver to Bank, at the time of the execution of this Agreement or, with respect to any additional Collateral obtained after the date hereof, Transfer Powers in respect of the Collateral in a form reasonably acceptable to Bank. Each Transfer Power may contain blanks or otherwise be incomplete but shall nonetheless be binding and effective. Bank is hereby irrevocably authorized, with respect to each Transfer Power, and Debtor does hereby irrevocably make, constitute and appoint Bank as such Debtor's true and lawful attorney in fact, with full power of substitution, to fill in such blanks and otherwise complete each Transfer Power, now or at any time in the future, such power to be exercised only upon the occurrence and during the continuance of an Event of Default. Bank may deliver any Transfer Power as Bank deems appropriate in connection with any transfer of the Collateral pursuant to this Agreement. Debtor does hereby make, constitute and appoint Bank as such Debtor's true and lawful attorney in fact, with full power of substitution, to transfer the Collateral on the books of the issuer or any transfer agent to the name of any transferee upon foreclosure of this security interest. Bank shall be under no obligation to exercise any of such rights or privileges.

(d)   Debtor acknowledges that a breach of any of the covenants contained in this Section may cause irreparable injury to Bank, that Bank will have no adequate remedy at law with respect to such breach, and, as a consequence, that the covenants in this Section shall be specifically enforceable.

7.   POWERS OF BANK.

(a)   Bank Powers Regardless of Occurrence of an Event of Default. Debtor appoints Bank its true and lawful attorney-in-fact to perform any of the following powers, which are coupled with an interest, are irrevocable until termination of this Agreement and may be exercised from time to time by Bank's officers and employees, or any of them, whether or not Debtor is in default and whether or not an Event of Default (as defined herein) has occurred: (i) to notify any person obligated on any security, instrument or other document subject to this Agreement of Bank's rights hereunder; (ii) to release or substitute Collateral; (iii) to make any compromise or settlement Bank deems desirable or proper in respect of the Collateral and Proceeds; (iv) to insure, process and preserve the Collateral and Proceeds; (v) to resort to security in any order; (vi) to prepare, execute, file, record or deliver notes, assignments, schedules, designation statements, financing statements, continuation statements, termination statements, statements of assignment, applications for registration or like papers to perfect, preserve or release Bank's interest in the Collateral; and (vii) to do all acts and things and execute all documents in the name of Debtor or otherwise, deemed by Bank as necessary, proper and convenient in connection with the preservation, perfection or enforcement of its rights hereunder.

(b)   Bank Powers Upon the Occurrence of an Event of Default. In addition to the powers of Bank set forth in Section 7(a) hereof, Debtor also appoints Bank its true and lawful attorney-in-fact to perform any of the following powers, which are coupled with an interest, are irrevocable until termination of this Agreement and may be exercised from time to time by Bank's officers and employees, or any of them, only in the event Debtor is in default or upon the occurrence of an Event of Default: (i) to perform any obligation of Debtor hereunder in Debtor's name or otherwise without the obligation to do so; (ii) to collect by legal proceedings or otherwise all dividends, interest, principal or other sums now or hereafter payable upon or on account of the Collateral or Proceeds; (iii) to do and perform such acts and things as Bank may deem proper, with any money or property received in exchange for the Collateral or Proceeds, at Bank's option, to be applied to the Indebtedness or held by Bank under this Agreement; (iv) to receive, open and read mail addressed to Debtor; and (v) to exercise all rights, powers and remedies which Debtor would have, but for this Agreement, with respect to all Collateral and Proceeds subject hereto. To effect the purposes of this Agreement or otherwise upon instructions of Debtor, or any of them, Bank may cause any Collateral and/or Proceeds to be transferred to Bank's name or the name of Bank's nominee. Any or all Collateral and/or Proceeds consisting of securities may be registered, without notice, in the name of Bank or its nominee, and thereafter Bank or its nominee may exercise, without notice, all voting and corporate rights at any meeting of the stockholders of the issuer thereof, any and all rights of conversion, exchange or subscription, or any other rights, privileges or options pertaining to such Collateral and/or Proceeds, all as if it were the absolute owner thereof. The foregoing shall include, without limitation, the right of Bank or its nominee to exchange, at its discretion, any and all Collateral and/or Proceeds upon the merger, consolidation, reorganization, recapitalization or other readjustment of the issuer thereof, or upon the exercise by the issuer thereof or Bank of any right, privilege or option pertaining to any shares of the Collateral and/or Proceeds, and in connection therewith, the right to deposit and deliver any and all of the Collateral and/or Proceeds with any committee, depository, transfer agent, registrar or other designated agency upon such terms and conditions as Bank may determine. All of the foregoing rights, privileges or options may be exercised without liability on the part of Bank or its nominee except to account for property actually received by Bank. Bank shall have no duty to exercise any of the foregoing, or any other rights, privileges or options with respect to the Collateral or Proceeds and shall not be responsible for any failure to do so or delay in so doing.

8.   PAYMENT OF PREMIUMS, TAXES, CHARGES, LIENS AND ASSESSMENTS. Debtor agrees to pay, prior to delinquency, all insurance premiums, taxes, charges, liens and assessments against the Collateral and Proceeds, and upon the failure of Debtor to do so, Bank at its option may pay any of them and shall be the sole judge of the legality or validity thereof and the amount necessary to discharge the same. Any such payments made by Bank shall be obligations of Debtor to Bank, due and payable immediately upon demand, together with interest at the rate determined under Section 15 hereof, and shall be secured by the Collateral and Proceeds, subject to all terms and conditions of this Agreement.

9.   EVENTS OF DEFAULT. The occurrence of any of the following shall constitute an "Event of Default" under this Agreement: (a) any default in the payment or performance of any obligation, or any defined event of default, under (i) any contract or instrument evidencing any Indebtedness, or (ii) any other agreement between Debtor and Bank, including without limitation any loan agreement, relating to or executed in connection with any Indebtedness; (b) any representation or warranty made by Debtor herein shall prove to be incorrect, false or misleading in any material respect when made; (c) Debtor shall fail to observe or perform any obligation or agreement contained herein; (d) any impairment of the rights of Bank in any Collateral or Proceeds, or any attachment or like levy on any property of Debtor; and (e) Bank, in good faith, believes any or all of the Collateral and/or Proceeds is substantially likely to be in danger of misuse, dissipation, commingling, loss, theft, damage or destruction.

10.   REMEDIES. Upon the occurrence of any Event of Default, Bank shall have the right to declare immediately due and payable all or any Indebtedness secured hereby and to terminate any commitments to make loans or otherwise extend credit to Debtor. Bank shall have all other rights, powers, privileges and remedies granted to a secured party upon default under the Utah Uniform Commercial Code or otherwise provided by applicable law, including without limitation, the (a) right to contact all persons obligated to Debtor on any Collateral or Proceeds and to instruct such persons to deliver all Collateral and/or Proceeds directly to Bank, and (b) to sell, lease, license or otherwise dispose of any or all Collateral. All rights, powers, privileges and remedies of Bank shall be cumulative. No delay, failure or discontinuance of Bank in exercising any right, power, privilege or remedy hereunder shall affect or operate as a waiver of such right, power, privilege or remedy; nor shall any single or partial exercise of any such right, power, privilege or remedy preclude, waive or otherwise affect any other or further exercise thereof or the exercise of any other right, power, privilege or remedy. Any waiver, permit, consent or approval of any kind by Bank of any default hereunder, or any such waiver of any provisions or conditions hereof, must be in writing and shall be effective only to the extent set forth in writing. It is agreed that public or private sales or other dispositions, for cash or on credit, to a wholesaler or retailer or investor, or user of property of the types subject to this

Agreement, or public auctions, are all commercially reasonable because differences in the prices generally realized in the different kinds of dispositions are ordinarily offset by the differences in the costs and credit risks of such dispositions. While an Event of Default exists: (a) Debtor will not dispose of any Collateral or Proceeds except on terms approved by Bank; (b) Bank may appropriate the Collateral and apply all Proceeds toward repayment of the Indebtedness in such order of application as Bank may from time to time elect; and (c) at Bank's request, Debtor will assemble and deliver all Collateral and Proceeds, and books and records pertaining thereto, to Bank at a reasonably convenient place designated by Bank. For any Collateral or Proceeds consisting of securities, Bank shall have no obligation to delay a disposition of any portion thereof for the period of time necessary to permit the issuer thereof to register such securities for public sale under any applicable state or Federal law, even if the issuer thereof would agree to do so. Debtor further agrees that Bank shall have no obligation to process or prepare any Collateral for sale or other disposition.

11.   DISPOSITION OF COLLATERAL AND PROCEEDS; TRANSFER OF INDEBTEDNESS. In disposing of Collateral hereunder, Bank may disclaim all warranties of title, possession, quiet enjoyment and the like. Any proceeds of any disposition of any Collateral or Proceeds, or any part thereof, may be applied by Bank to the payment of expenses incurred by Bank in connection with the foregoing, including reasonable attorneys' fees, and the balance of such proceeds may be applied by Bank toward the payment of the Indebtedness in such order of application as Bank may from time to time elect. Upon the transfer of all or any part of the Indebtedness, Bank may transfer all or any part of the Collateral or Proceeds and shall be fully discharged thereafter from all liability and responsibility with respect to any of the foregoing so transferred, and the transferee shall be vested with all rights and powers of Bank hereunder with respect to any of the foregoing so transferred; but with respect to any Collateral or Proceeds not so transferred, Bank shall retain all rights, powers, privileges and remedies herein given.

12.   STATUTE OF LIMITATIONS. Until all Indebtedness shall have been paid in full and all commitments by Bank to extend credit to Debtor have been terminated, the power of sale or other disposition and all other rights, powers, privileges and remedies granted to Bank hereunder shall continue to exist and may be exercised by Bank at any time and from time to time irrespective of the fact that the Indebtedness or any part thereof may have become barred by any statute of limitations, or that the liability of Debtor may have ceased, unless such liability shall have ceased due to the payment in full of all Indebtedness secured hereunder.

13.   MISCELLANEOUS. When there is more than one Debtor named herein: (a) the word "Debtor" shall mean all or any one or more of them as the context requires; (b) the obligations of each Debtor hereunder are joint and several; and (c) until all Indebtedness shall have been paid in full, no Debtor shall have any right of subrogation or contribution, and each Debtor hereby waives any benefit of or right to participate in any of the Collateral or Proceeds or any other security now or hereafter held by Bank. Debtor hereby waives any right to require Bank to (i) proceed against Debtor or any other person, (ii) marshal assets or proceed against or exhaust any security from Debtor or any other person, (iii) perform any obligation of Debtor with respect to any Collateral or Proceeds, and (d) make any presentment or demand, or give any notice of nonpayment or nonperformance, protest, notice of protest or notice of dishonor hereunder or in connection with any Collateral or Proceeds. Debtor further waives any right to direct the application of payments or security for any Indebtedness of Debtor or indebtedness of customers of Debtor.

14.   NOTICES. All notices, requests and demands required under this Agreement must be in writing, addressed to Bank at the address specified in the Credit Agreement and to Debtor at the address of its chief executive office specified on Schedule 2 attached hereto or to such other address as any party may designate by written notice to each other party, and shall be deemed to have been given or made as follows: (a) if personally delivered, upon delivery; (b) if sent by mail, upon the earlier of the date of receipt or three (3) days after deposit in the U.S. mail, first class and postage prepaid; and (c) if sent by email or telecopy, upon receipt.

15.   COSTS, EXPENSES AND ATTORNEYS' FEES. Debtor shall pay to Bank immediately upon demand the full amount of all payments, advances, charges, costs and expenses, including reasonable attorneys' fees (to include outside counsel fees and all allocated costs of Bank's in-house counsel), expended or incurred by Bank in connection with (a) the perfection and preservation of the Collateral or Bank's interest therein, and (b) the realization, enforcement and exercise of any right, power, privilege or remedy conferred by this Agreement, whether incurred at the trial or appellate level, in an arbitration proceeding or otherwise, and including any of the foregoing incurred in connection with any bankruptcy proceeding (including without limitation, any adversary proceeding, contested matter or motion brought by Bank or any other person) relating to Debtor or in any way affecting any of the Collateral or Bank's ability to exercise any of its rights or remedies with respect thereto. All of the foregoing shall be paid by Debtor with interest from the date of demand until paid in full at a rate per annum equal to the greater of ten percent (10%) or Bank's prime rate in effect from time to time.

16.   SUCCESSORS; ASSIGNS; AMENDMENT. This Agreement shall be binding upon and inure to the benefit of the heirs, executors, administrators, legal representatives, successors and assigns of the parties, and may be amended or modified only in writing signed by Bank and Debtor.

17.   SEVERABILITY OF PROVISIONS. If any provision of this Agreement shall be held to be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or any remaining provisions of this Agreement.

18.   GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of Utah.

19.   COUNTERPARTS. Two or more duplicate originals of this Agreement may be signed by the parties, each duplicate of which shall be an original but all of which together shall constitute one and the same instrument. This Agreement may be executed in several counterparts, without the requirement that all parties sign each counterpart. Receipt by Bank of an executed copy of this Agreement by fax or email shall constitute conclusive evidence of execution and delivery by the signatories hereto.

[Signature Page Follows]

IN WITNESS WHEREOF, this Agreement has been duly executed as of the day and year first set forth above.

DEBTOR

ZAGG INC,
A NEVADA CORPORATION



By:_____

Name: Brandon T. O'Brien
Title: Chief Financial Officer and Secretary

BANK:

WELLS FARGO,
  NATIONAL ASSOCIATION

By:_____

Name: Nathan B. Paddock
Title: Vice President

IN WITNESS WHEREOF, this Agreement has been duly executed as of the day and year first set forth above.

DEBTOR

ZAGG INC,
A NEVADA CORPORATION

By:_____
Name: Brandon T. O'Brien
Title: Chief Financial Officer and Secretary

BANK:

WELLS FARGO
  NATIONAL ASSOCIATION



By:_____
Name: Nathan B. Paddock
Title: Vice President

Schedule 1
Description of Collateral

Issuer (Jurisdiction)	Type / Class of Equity Interest	Certificate Number	Number of Issued Equity Interests	% of Issued and Outstanding Equity Interests Owned by Debtor	% of Debtor's Equity Interest in Issuer Pledged to Bank
ZAGG Intellectual Property Holding Co., Inc. (Nevada)	Common Stock	1	1,000,000	100%	100%
ZAGG Retail, Inc. (Nevada)	Common Stock	1	1,000,000	100%	100%
iFrogz Inc. (Utah)	Common Stock	10	67,586	100%	100%
Hzo Inc. (Delaware)	Series A Preferred	A-001, A-005, A-006	18, 360,401	30.73%	100%
ZAGG LLC (Nevada)	Membership Interests	001	100% percentage interest	100%	100%

<u>Schedule 2</u>
<u>Debtor Information</u>

Exact Name: ZAGG Inc
Jurisdiction: Nevada
Type of Entity: Corporation
Chief Executive Office/Principal Place of Business:
       3855 South 500 West, Suite J
       Salt Lake City, UT 84115-4252
Organizational Identification No.: C8720-2004

Schedule 3
HzO Voting Agreements and Similar Agreements.

1. Amended and Restated Right of First Refusal and Co-Sale Agreement dated August 12, 2011.

2. Amended and Restated Voting Agreement dated August 12, 2011.

3. Amended and Restated Investors' Rights Agreement dated August 12, 2011.